As filed with the Securities and Exchange Commission
                           on February 6, 2003

                        Registration No. 333-10109

                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                               FORM AW
                             WITHDRAWL OF
                   POST-EFFECTIVE AMENDMENT No. 1 dated
                           November 4, 2002
                                 to
                              Form S-11
                        REGISTRATION STATEMENT
                   UNDER THE SECURITIES ACT OF 1933

                        UNITED MORTGAGE TRUST
 (Exact Name of Registrant as Specified in its Governing Instruments)


                        5740 Prospect Avenue
                             Suite 1000
                         Dallas, Texas 75206
                           (214) 237-9305


             (address and telephone number of Registrant's
                        Principal Executive offices)


                         Christine A. Griffin
                        United Mortgage Trust
                         5740 Prospect Avenue
                             Suite 1000
                         Dallas, Texas 75206

               (Name and Address of Agent for Service)

                              Copy to:

                       Robert A. Hudson, Esq.
                            Butzel Long
                         150 West Jefferson
                             Suite 900
                       Detroit, Michigan 48226
                           (313) 225-7000

EXPLANATORY NOTE:

We are filing Form AW in order to withdraw the Post Effective Amendment No. 1, dated November 4, 2002, filed with commission file 333-10109, per the request of the Commission.

---------------------------------------------------------------

February 6, 2003



Gentlemen/Madame:

We respectfully request withdrawal of the filing dated November 4, 2002 filed under Form POS AM, as Post Effective Amendment No. 1 to the S-11 Registration Statement of United Mortgae Trust. It was brought to our attention by the Commission that we filed the form under the wrong registration number. The registration was filed properly at a later date with the correct registration number.

Sincerely,


/s/ Christine Griffin
---------------------
Christine Griffin
President